      Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number : 333-134390
Date: July 28 2006

EXTERNAL NEWS RELEASE
06-34-TC

For Immediate Release:     July 28, 2006

TECK COMINCO RESPONDS TO TERMINATION OF
INCO/FALCONBRIDGE TRANSACTION

Vancouver, July 28, 2006  -  Teck Cominco Limited (TSX — TCK.A; TCK.B; NYSE — TCK) today responded to the announcement by Falconbridge that its support agreement with Inco has been terminated.

Teck Cominco President and Chief Executive Officer, Don Lindsay, said:  “This clears the way for our offer to proceed directly to Inco shareholders.  As we announced on July 21, our offer remains open until August 16, 2006.  In the meantime, we continue to assess all relevant developments and market conditions solely in the context of determining what makes sense for Teck Cominco shareholders.  We understand the real value that a combination of Teck Cominco and Inco could mean for our shareholders, but it is only one of many opportunities that we are considering.  If the market determines that Inco is worth more than we are prepared to pay, we will accept that.   We will not be drawn into a bidding war that would be inconsistent with our commitment to value for Teck Cominco shareholders.”

About Teck Cominco

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and the New York Stock Exchange under the symbol TCK.  The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

Important Notice

This press release may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with the Securities and Exchange Commission (“SEC”) in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer.  These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330.  Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These forward-looking statements include statements concerning Teck Cominco’s intentions regarding the amendment of its offer for Inco.

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

For further information, please contact:

Greg Waller
Director Fin. Analysis & Investor Relations
Teck Cominco Limited
(604) 685-3005
greg.waller@teckcominco.com